20009181

SEC
Mail Processing
Section

FEB 20 2020

Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OPTIONS AI FINANCIAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Broadway, Suite 1002
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates, LLP
(Name – *if individual, state last, first, middle name*)

5 West 37th Street, 4th Fl (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

DB

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPTIONS AI FINANCIAL LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KINGA KATARZYNA KNAP
Notary Public - State of New York
NO. 01KN6281650
Qualified in Suffolk County
My Commission Expires May 13, 2021

Signature

CCO
Title

01/30/2020
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Options AI Financial LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Options AI Financial LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the period from May 1, 2019 (Commencement of operations as a registered broker dealer with SEC and FINRA) to December 31, 2019, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from May 1, 2019 to December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 11, 12, and 13, the Computation of Net Capital under Rule 15c-3-1 of the Securities and Exchange Commission (the "SEC"), Reconciliation of Computation of Net Capital Under Rule 17a-5(d)(4) of the SEC, and the Information Relating to Reserve Requirements for Broker/Dealers and Information Relating to the Possession or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c-3-1 of the Securities and Exchange Commission (the "SEC"), Reconciliation of Computation of Net Capital Under Rule 17a-5(d)(4) of the SEC, and the Information Relating to Reserve Requirements for Broker/Dealers and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Fulvio & Associates, LLP

2019 is our first year serving as the Company's auditor.

New York, New York

February 25, 2020

OPTIONS AI FINANCIAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF OPTIONSAI, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	72,407
Clearing deposit		100,000
Prepaid expenses and other assets		3,296
TOTAL ASSETS	$	175,703

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses		4,095
Total Liabilities		4,095
Member's Equity		171,608
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	175,703

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

OPTIONS AI FINANCIAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF OPTIONSAI, LLC)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MAY 1, 2019 TO DECEMBER 31, 2019

Revenues	
Total Revenues	$ -
Expenses	
Occupancy	8,000
Technology and data	10,843
Professional fees	9,200
Regulatory and exchange fees	9,033
Clearance and execution fees	1,500
Total Expenses	38,576
Net (loss)	$ (38,576)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

OPTIONS AI FINANCIAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF OPTIONSAI, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM MAY 1, 2019 TO DECEMBER 31, 2019

	Member's Equity
Balance - May 1, 2019	151,608
Member Contributions	58,576
Net Loss	(38,576)
Balance - December 31, 2019	171,608

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

OPTIONS AI FINANCIAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF OPTIONSAI, LLC)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MAY 1, 2019 TO DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(38,576)
Adjustments to reconcile net loss to cash used:		
Increase in prepaid expenses and other assets		(1,112)
Increase in clearing deposit		(100,000)
Increase in accounts payable and accrued expenses		4,095
Net cash used by operating activities		(135,593)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Capital Contributions		58,000
Net cash provided by financing activities		58,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(77,593)
CASH AND CASH EQUIVALENTS:		
Cash and Cash Equivalents - May 1, 2019		150,000
Cash and Cash Equivalents - December 31, 2019	$	72,407
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Non-cash items: Conversion of intercompany payable to equity	$	576

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

1. Organization and Nature of Business Activity

Options AI Financial LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by OptionsAI, LLC (the "Parent").

The Company received its FINRA approval for membership and began operating as a registered broker dealer with SEC and FINRA on May 1, 2019. The Company does not handle cash or securities on behalf of customers. The Company has agreed to limit its business to brokering corporate securities over-the-counter through its clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. Any receivable for such transactions is evaluated by management for collectability. There is no material difference from the trade date basis, as required by accounting principles generally accepted in the United States of America ("U.S. GAAP").

B. Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than ninety 90 days when issued to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

C. Use of Estimates

The Company maintains its books and records on the accrual basis in accordance with U.S. GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses

2. Summary of Significant Accounting Policies (continued)

C. Use of Estimates (continued)

during the reporting period. Actual results could differ from those estimates.

D. New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") Accounting Standards Updated ("ASU") issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosure. ASU 2016-02 is effective for certain companies (including the Company) for fiscal years beginning after December 15, 2018.

The Company has adopted, as of May 1, 2019, ASU 2016-02 Leases – (Topic 842). For the year ended December 31, 2019, ASU 2016-02 has no material impact on the financial condition and results of operations of the Company (see Note 4).

E. Basis of Presentation

The financial statements have been prepared in accordance with U.S GAAP.

3. Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However the company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included in the statement of operations. No provision was required for the year ended December 31, 2019.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and

3 Income Taxes (continued)

liability in the current year. For the year ended December 31, 2019 management has determined that there are no material uncertain income tax positions.

4. Related-Party Transactions

In May 2019 the Parent and Company entered into an expense sharing agreement under which the Parent allocates rent expense to the Company. The Parent allocated $8,000 in rent expense under the agreement during the time period from May 1, 2019 through December 31, 2019. During 2019 repayment of allocated and other expenses had been forgiven by the Parent totaling $8,576 and are reflected as capital contributions in the statement of changes in member's equity.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

The Company is engaged in arranging for the buying and selling of securities for a diverse group of institutional investors. The Company's transactions are introduced to a clearing broker/dealer.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedure. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer or other counter party with which it conducts business.

6. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2019, the Company had net capital of $168,312 which was $163,312 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1.

7. Reserve Requirement Computation and Possession and Control Requirements

   The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, the Company is not required to compute Reserve Requirements nor is subject to the Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

   The Company has evaluated events and transactions subsequent to December 31, 2019 and through February 25, 2020, which is the date the financial statements were available to be issued. No events have been identified which require disclosure.

OPTIONS AI FINANCIAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF OPTIONSAI, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL:		
Member's equity		$ 171,608
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 3,296	
		3,296
Net capital before haircuts on securities positions		168,312
Less: Haircuts and exempted securities		0
NET CAPITAL		$ 168,312
AGGREGATE INDEBTEDNESS		$ 4,095
MINIMUM NET CAPITAL REQUIRED (12.50% of aggregate indebtedness)		$ 512
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($168,312 - $5,000)		$ 163,312
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 4,095 / $ 168,312	2.43%

OPTIONS AI FINANCIAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF OPTIONSAI, LLC)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 168,312
Increases:		
Decrease in non allowable assets	0	
Increase in income	0	
Decrease in expenses	0	0
Decreases:		
Increase in expenses	0	
Decrease in income	0	0
NET CAPITAL per audit		$ 168,312

OPTIONS AI FINANCIAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF OPTIONSAI, LLC)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Options AI Financial LLC

We have reviewed management's statements, included in the accompanying Options AI Financial LLC (the "Company"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fulvio & Associates, LLP

New York, New York

February 25, 2020

OPTIONS AI

Options AI Financial, LLC
915 Broadway, Ste 1002
New York, NY 10010
(646) 940-8558

Assertions Regarding Exemption Provisions

We, as members of management of Options AI Financial LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the time period May 1, 2019 to December 31, 2019.

Options AI Financial LLC

By:

John Foley, CCO